AMERIS BANCORP

310 First Street, S.E.

Moultrie, Georgia 31768-4731

February 2, 2016

Via Edgar and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	Ameris Bancorp’s Registration Statement on Form S-4 (File No. 333-208355)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ameris Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-208355) (the “Filing”), so that it will become effective at 5:00 p.m. on Thursday, February 4, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1)                 should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2)                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3)                 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly,

AMERIS BANCORP

By:  /s/ Dennis J. Zember Jr.

Dennis J. Zember Jr.

Executive Vice President and Chief Financial Officer